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[SA&B Letterhead]

KIMBERLY J. SMITH
DIRECT LINE: 202.383-0314
Internet: ksmith@sablaw.com

                                   May 3, 2001

VIA EDGAR
----------

Kenneth Fang, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 5121, Mail Stop 0506
450 Fifth Street, NW
Washington, DC 20549

Re:     Withdrawal Request

Dear Mr. Fang:

Please consider this letter an application to the Securities and Exchange Commission (the "Commission") pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), requesting withdrawal of the Form N-4 for ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT A (File
No. 333-59618) filed with the Commission via EDGAR on April 27, 2001.

The above-referenced filing was incorrectly submitted as Form Type N-4. It should have been submitted via EDGAR as Form Type 485BPOS to a currently-effective Form N-4 registration statement filing (File
No. 333-34894). The filing was resubmitted under Form Type 485BPOS on April 30, 2001. Thus, we now seek to withdraw the earlier, erroneously labeled filing.

Please accept our apologies for whatever inconvenience this may have caused. If you should have any questions or comments, please contact the undersigned at (202) 383-0314 or Mary E. Thornton at (202) 383-0698.

Best regards.

Sincerely,

/s/ Kimberly J. Smith

cc:    Edward W. Diffin, Esq.
       Mary E. Thornton, Esq.